1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2003

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated September 22, 2003	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong

Name:	Lila Fong
Title:	Legal Manager (Secretarial)

Date: September 22, 2003

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MTR Corporation Limited

(the “Company”)

(Incorporated in Hong Kong with limited liability)

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30TH JUNE, 2003

SCRIP DIVIDEND SCHEME

1.	Formula for calculation of scrip dividend entitlements is set out below.
2.	Reminder of deadline for receipt of scrip dividend election forms.

The Company has informed shareholders in a document dated 10th September, 2003 (the “Scrip Dividend Document”) that the Board of Directors is pleased to offer those shareholders of the Company whose names appeared on the register of members of the Company on 3rd September, 2003, the interim dividend of HK$0.14 per ordinary share of HK$1.00 each of the Company (a “Share”) for the six months ended 30th June, 2003 (the “2003 Interim Dividend”), and that qualifying shareholders (“Qualifying Shareholders”) may elect to receive their dividend in the form of new Shares (“New Shares”) instead of the whole or part of their cash dividend.

This Announcement should be read in conjunction with, and is qualified by, the Scrip Dividend Document.

As stated in the Scrip Dividend Document, a Qualifying Shareholder who elects to receive New Shares instead of some or all of his/her cash dividend, will be entitled to Shares whose total Relevant Value (see below) is as near as possible to the cash dividend he/she would have received in respect of the Shares for which he/she has elected to receive New Shares. The Relevant Value of a Share is the average value of the Company’s Shares for the five dealing days starting from, and including, 26th August, 2003 (being the day when the Shares were first quoted ex-dividend). Shareholders are hereby informed that the Relevant Value is HK$9.79.

Accordingly, the number of New Shares which a Qualifying Shareholder will receive, in respect of the existing Shares registered in his/her name on 3rd September, 2003 and for which he/she has elected to receive New Shares will be calculated as follows:

Formula:

Number of New Shares to be received	=	Number of existing Shares held on 3rd September, 2003 for which scrip election is made for the 2003 Interim Dividend	×	HK$0.14 HK$9.79

The number of New Shares to be received by each Qualifying Shareholder pursuant to his/her election will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will be disregarded and the benefit thereof will accrue to the Company. The New Shares issued in respect of the 2003 Interim Dividend will, when they are issued, rank pari passu in all respects with the existing issued Shares of the Company except that such New Shares themselves will not rank for the 2003 Interim Dividend.

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Qualifying Shareholders who need to return a scrip dividend election form are reminded that they should return it to the Company’s Registrar, Computershare Hong Kong Investor Services Limited, Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong so that it is received by the Company’s Registrar not later than 4:00 p.m. on 26th September, 2003.

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the New Shares to be issued in respect of the 2003 Interim Dividend. Application will be made to the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the New Shares.

Share certificates for the New Shares and cheques for cash entitlements will be despatched to Shareholders at their own risk on or about 29th October, 2003.

By Order of the Board Leonard Bryan Turk Company Secretary

Hong Kong, 22nd September, 2003

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